Exhibit 12.0

United Air Lines, Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor		Predecessor
	Three Months Ended March 31,	Period from February 1 to March 31,	Period from January 1 to January 31,
(In millions)	2007	2006	2006
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$(229)	$(213)	$22,620
Add (deduct):
Fixed charges, from below	272	179	64
Amortization of capitalized interest	—	—	1
Interest capitalized	(5)	(2)	—
Earnings (loss) as adjusted	$38	$36	$22,685
Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$206	$128	$42
Portion of rental expense representative of the interest factor	66	51	22
Fixed charges, as above	272	179	64
Preferred stock dividend requirements (pre-tax) (b)	4	2	—
Fixed charges including preferred stock dividends	$276	$181	$64
Ratio of earnings to fixed charges	(c)	(c)	354.45
Ratio of earnings to fixed charges and preferred dividend requirements	(c)	(c)	354.45

(a)           Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)          Successor Company 2007 dividends were adjusted using an estimated 2007 effective tax rate of approximately 35%. Preferred dividend requirements were nonexistent for the Predecessor Company as push down accounting was not applied prior to the adoption of fresh-start reporting.

(c)           Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $234 million and $238 million, respectively, for the three months ended March 31, 2007 and by $143 million and $145 million, respectively, for the period from February 1 to March 31, 2006.